United States securities and exchange commission logo





                               February 14, 2024

       Bin Feng
       Chief Executive Officer and Chairman of the Board
       Unitrend Entertainment Group Ltd
       Suite 1508, Tower B, Wentelai Center
       1 Xidawang Road
       Chaoyang District, Beijing 100026
       People   s Republic of China

                                                        Re: Unitrend
Entertainment Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
18, 2024
                                                            CIK No. 0001997950

       Dear Bin Feng:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted January 18, 2024

       Cover Page

   1. Where you state that your corporate structure "is subject to risks relating to our contractual arrangements with the
VIE," disclose that investors may never hold equity interests in the
                                                        Chinese operating
companies and explain whether the VIE structure is used to provide investors with exposure
to foreign investment in China-based companies where Chinese law prohibits direct
foreign investment in the operating companies. Where you discuss the risks "[i]f the PRC
government finds these contractual arrangements non-compliant,"
                                                        revise your disclosure
to acknowledge that Chinese regulatory authorities could disallow this structure, which
would likely result in a material change in your operations and/or a material change in
the value of the securities you are registering for sale, including that it could cause the
value of such securities to significantly decline or become worthless.
 Bin Feng
FirstName LastNameBinGroup
                       Feng Ltd
Unitrend Entertainment
Comapany14,
February  NameUnitrend
            2024        Entertainment Group Ltd
February
Page 2 14, 2024 Page 2
FirstName LastName
2. We note your disclosure that the references ""we," "us," "our," "our Company," or "the
         Company" refer to Unitrend, together as a group with the Subsidiaries and the VIE." We also note your disclosure that "INHI, the five (5) subsidiaries owned by INHI, along with the VIE, are referred to as the "Operating Entities."" Please revise to refrain from using terms such as "we" or "our" when describing activities or functions of the VIE, and also refrain from including the VIE in your definition of your operating entities. In connection therewith, revise all reference to "our VIE" to instead refer to "the VIE."
3. We note your disclosure that "[w]e currently do not have any cash management policies that dictate the purpose, amount, and procedure of fund transfers among our Cayman
         Islands holding company and our subsidiaries." Please revise to also discuss any cash management policies with respect to the VIE, and make conforming changes as applicable in your prospectus summary on page 10. Additionally, please revise your disclosure here, in your summary risk factors and your risk factors to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the cash and/or assets may not be available to fund operations or for other use outside of the
         PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries or the VIE by the PRC government to transfer such cash and/or assets. Provide a cross-reference on the cover page to the discussion of these issues in the prospectus summary and in your risk factors.
4. Where you discuss the limitations on your ability to transfer cash between you, your subsidiaries, the VIE or investors, we note your cross-reference to ""Risk Factors
         [   ]" and "Risk Factors     [   ]" for more information." Please
revise to provide a cross-
         reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections.
5. We note your disclosure that Charming Empire is "our only subsidiary in Hong Kong."
         We also note your subsequent references to "our subsidiaries in Hong Kong" elsewhere in your prospectus. Please revise to reconcile.
6. We note your cross-reference to the section entitled "Selected Consolidated Financial
         Data," but there does not appear to be a corresponding section. Please revise accordingly.
         In this regard, it appears that you are referring to the "Summary Consolidated Financial
         Data" beginning on page 15.

Prospectus Summary, page 1

7. Where you disclose that "we receive the economic benefits of the VIE s business operation through a series of contractual agreements," please revise to clarify that you receive such economic benefits for accounting purposes only and only to the extent that you have satisfied the requirements for consolidation of the VIE under U.S. GAAP.
         Please make conforming changes in each instance where you indicate that you are the primary beneficiary of the VIE, control the VIE or receive the economic benefits of the
         VIE (e.g., pages 4, 6, 12, 27). In addition, please do not state or suggest that you use a
 Bin Feng
Unitrend Entertainment Group Ltd
February 14, 2024
Page 3
         VIE in lieu of direct ownership, as this implies that you could have indirect ownership. As example only, please make conforming changes where you disclose that "these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE."
Our Corporate History and Structure, page 2

8. Please revise your corporate structure diagram to refrain from using a solid line to denote the relationship with the VIE and instead use a dashed line without arrows.
Summary of Our Challenges and Risks
Risks Related to Doing Business in China, page 6

9. Please revise here and in your risk factors to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, as well as the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In connection therewith, please revise each of your cross-references here and in your sub-section entitled "Risks Related to Our Corporate Structure" to refer to the relevant individual detailed risk factor.
Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

10.    We note your disclosure that "as advised by our PRC counsel, East &
Concord
       Partners, our Operating Entities, including the VIE, have obtained all of the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the business license." Please revise to expand your discussion to cover each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business. As example only, we note your disclosure on page 61 that you "rely on the business licenses, entertainment and media business permit and certification and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations." We also note that you refer to certain
       "business and operating licenses of WFOE or the VIE" on page 4, as well as your
FirstName LastNameBin Feng
       discussion of production licenses in your risk factor on page 23. In connection therewith,
Comapany
       stateNameUnitrend   Entertainment
             whether any permissions       Group Ltd
                                      or approvals  related to your business
operations have been
       denied.
February  14, 2024 Page 3
FirstName LastName
 Bin Feng
FirstName LastNameBinGroup
                       Feng Ltd
Unitrend Entertainment
Comapany14,
February  NameUnitrend
            2024        Entertainment Group Ltd
February
Page 4 14, 2024 Page 4
FirstName LastName
11. We note your disclosure that "[a]s of September 27, 2023, neither Unitrend nor any of our
         subsidiaries is deemed an    online platform operator    possessing
personal information of
         more than one million users under the Cybersecurity Review Measures (2021 version)
         because neither of them operates any online platform nor have any online users," and
         "therefore, neither of them is required to declare to the CAC for cybersecurity review." Please revise to provide such disclosure as of the date of your prospectus, expand your discussion to also apply to the VIE, and clarify whether you relied upon an opinion of counsel with respect to such conclusion. To the extent that you did not rely upon an opinion of counsel, state as much and explain why such an opinion was not obtained.
12.      Where you discuss permissions or approval requirements in connection with your
         operations, we note your disclosure that "[w]e cannot assure you that our Operating
         Entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless." Please revise to expand your discussion to cover you, your subsidiaries and the VIE as opposed to solely your operating entities, and also describe the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
13. We note your disclosure that "[a]s advised by our PRC counsel, East & Concord Partners, as of the date of this prospectus, apart from the filing with the CSRC as per requirement of the Trial Measures, no any other effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing plan, nor has our Company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the
         CSRC or any other PRC governmental authorities." Please revise to expand your disclosure to clarify whether you, your subsidiaries or the VIE is subject to any further permission or approval requirements (other than from the CSRC) to offer the securities being registered to foreign investors, as opposed to referencing only your "overseas listing plan." State whether any such permissions or approvals have been denied.
14. Where you discuss the permissions or approvals in connection with your overseas listing plan, we note your disclosure that "[a]ny change in the PRC laws and regulations could result in a material change in our operations or the value of our Class A ordinary shares or significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or become worthless." Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required, and expand your discussion here to also address the consequences as it pertains to the CAC requirements.
 Bin Feng
FirstName LastNameBinGroup
                       Feng Ltd
Unitrend Entertainment
Comapany14,
February  NameUnitrend
            2024        Entertainment Group Ltd
February
Page 5 14, 2024 Page 5
FirstName LastName
Risks Related to Our Business and Our Industry, page 21

15. We note your disclosure on page 61 that "[y]our TV content business success is largely dependent on a limited number of shows releases each year . . . ."
Please include a risk
         factor discussing the risks associated with being largely dependent on a limited number of shows releases each year. In this regard, while we note your risk factor addressing the risks associated with receiving "a substantial portion of our advertisement revenues from a limited number of large clients" on page 24, your content assets revenue comprises
         83.28% of your revenue as opposed to the 16.69% attributed to advertising agency service. To the extent that you substantially depend on any particular agreement with respect to such show releases (e.g., arrangements in connection with the TV series "The
         Good Days," which appear to have constituted 24.5% of your revenue in your December
         31, 2022 fiscal year), summarize such agreement in an appropriate place in your prospectus and file any associated agreement as an exhibit to this registration statement. Last, to the extent that you do not anticipate continuing to generate a material portion of your revenue from the TV series "The Good Days" discussed on page 62, discuss the associated risks in this section.
"Unitrend is a holding company and relies on dividends paid by its subsidiaries for its cash needs
.. . . ", page 29

16. We note your disclosure that "Unitrend is a holding company and relies on dividends paid by its subsidiaries for its cash needs." Please revise to reconcile with your disclosure on the cover page that "[n]either Unitrend nor any of our subsidiaries have made any dividends or distributions to investors as of the date of this prospectus."
"The approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering . . . , page 32

17. We note your disclosure that "East & Concord Partners, our PRC counsel, has advised us that the CSRC approval is not required in the context of this offering because our WFOE
         Heli Fashion was incorporated as a FIE . . . ," your disclosure that "[i]f the filing procedure with the CSRC under the Trial Measures is required for this offering . . . ." and
         your disclosure on page 7 that "it is uncertain when and whether our Operating Entities will be required to obtain permission from the PRC government in connection with our listing on U.S. exchanges in the future . . . ." Please revise to reconcile with your
         disclosure that "[a]s advised by East & Concord Partners, our PRC counsel, . . . this offering is an indirect offering under the Trial Measures, and we are subject to the filing requirements of the CSRC. We are required to fulfill the filing procedure with the CSRC in accordance with the Trial Measures. We will submit initial filing documents to the
         CSRC within three (3) working days . . . ." Additionally, where you state that the
         "approval or record filing of the CSRC . . . may be required in connection with this offering," please revise to clarify that you are required to file with and comply with the
         CSRC procedures, if true, as opposed to disclosing that it    may
be required, and clarify
 Bin Feng
FirstName LastNameBinGroup
                       Feng Ltd
Unitrend Entertainment
Comapany14,
February  NameUnitrend
            2024        Entertainment Group Ltd
February
Page 6 14, 2024 Page 6
FirstName LastName
         whether you are relying on your PRC counsel. To the extent that you plan to obtain an exemption, state as much or alternatively remove such disclosure. Additionally, to the extent that you do make such filing with the CSRC, please revise to update your disclosure as to the status of such application as appropriate throughout the registration statement.
"The dual-class structure of our share capital has the effect of concentrating voting power with the holders of Class B . . . ", page 43

18. We note your disclosure throughout this risk factor discussing the risks associated with the concentration of ownership by the "holders of Class B ordinary shares" and your "existing shareholders prior to the consummation of this offering." Please revise such references to clarify Bin Feng is the applicable holder here and that he "will beneficially own all of our then-issued and outstanding Class B ordinary shares and will be able to exercise
         approximately [   ]% of the total voting power . . . " and that "Bin
Feng will have the ability
         to control or significantly influence the outcome of most (or all, as applicable) matters requiring approval by shareholders after the offering," as you state on the cover page and also indicate in your risk factor on page 44.
Industry, page 74

19. We note that your Industry section discusses only the drama series distribution market and does not address other genres. Please indicate whether your business operates entirely in the drama series market, and, if so, revise you business section to specify. To the extent that you operate in television program genres outside of drama series, please revise your
         Industry section to provide a complete picture of your business for investors.
Business, page 77

20. We note your disclosure that "[y]our business serves as the bridge between television production companies, TV stations and media platforms . . . ," and that your "core operation involves (i) television program distribution, where we acquire distribution rights from television producers and then resell such rights to TV stations and media platforms, and (ii) ad placement . . . ." However, you disclose on page 62 that the majority of your
         revenue is from self-produced content. Please revise throughout to clarify whether self-
         produced content is, and will continue to be, a central part of your business and a material driver of revenues. If so, please revise statements indicating that your core operations involve serving as a bridge by selling distribution rights on behalf of production companies to TV stations and media platforms, and explain your focus on self-produced content. However, we note your discussion on page 62 indicating that the increase in revenue from self-produced content is due to your sale of broadcast rights for "the Good
         Days," and recognition of this revenue over the licensing period. If the material contribution to revenues from self-produced content was a one-time event, please clarify throughout and indicate that you do not expect self-produced content to reflect the majority of revenues in future periods.
 Bin Feng
Unitrend Entertainment Group Ltd
February 14, 2024
Page 7
21. We note your disclosure that "[o]ur most significant costs and cash expenditures relate to acquiring show distribution rights and investing in shows for which we also secure distribution rights," as well as your subsequent discussion of instances in which you either co-invest or are the "lead investor in a show." Please revise to provide a more comprehensive discussion of your investment practices and activity, including the general terms of the investment such as your percentage of ownership and control. Please also tell us whether the majority of your involvement in the production and distribution of shows is done though a co-investment and whether you are typically involved in the production or if you only provide financing.
22. We note your disclosure that "[w]e plan to develop an online trading platform that allows content production companies to list their content online if it has not been distributed to a specific platform." Please revise to elaborate on such platform and provide a more robust discussion as to how such platform will operate, how the distribution rights will be offered and sold through such platform and your role in such platform's operation. In connection therewith, clarify whether this is your "proprietary INHI Trading Platform" discussed on page 78 that you plan to further develop. To the extent that such platform has already been developed, state as much and also describe any associated material intellectual property rights in your section entitled "Intellectual Property" on page 85. Compensation of Directors and Executive Officers, page 93

23. Please revise your compensation disclosure to provide such information for 2023. Refer to
         Item 6.B of Form 20-F.
Principal Shareholders, page 97

24. Please disclose in footnote (3) the natural persons with investment and/or voting control over Jetsen Holdings Ltd.
Index to Financial Statements, page F-1

25. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-
         month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representation as an exhibit to the registration statement. In addition, please ensure the audit report is dated.
3. Accounts Receivable, Net, page F-21
FirstName LastNameBin Feng
26. Please explain why the additions to the allowance for accounts receivable disclosed on
Comapany
       pageNameUnitrend   Entertainment
            F-22 do not agree            Group
                              to the bad debt    Ltd line item in the
Consolidated Statements
                                              expense
       of 14,
February  Cash  Flows.
              2024 Page 7
FirstName LastName
 Bin Feng
FirstName LastNameBinGroup
                       Feng Ltd
Unitrend Entertainment
Comapany14,
February  NameUnitrend
            2024        Entertainment Group Ltd
February
Page 8 14, 2024 Page 8
FirstName LastName
4. Refundable prepayments of copyright and filming of TV series, page F-22

27. Please revise to state the dates that you received the full refund of the prepayment for each of the above-mentioned TV series.
5. Prepaid Expense and Other Current Assets, page F-22

28. Please tell us in further detail the nature of the third party loans including the business purpose and how your were compensated.
Exhibit Index, page II-6

29. Please indicate whether you intend to file as exhibits the VIE Agreements discussed on page 5. If so, revise your exhibit index accordingly.
30. We note your disclosure that Ms. He is an Executive Director Nominee on page
         91. Revise to clarify whether Ms. He will serve as an officer or a director on the board of the company, and to the extent that Ms. He is a director nominee, please revise the exhibit index to indicate that you plan to file the appropriate consent as required by Rule 438 of the Securities Act.
General

31. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services